Exhibit (a)(5)(ii)

Voya Prime Rate Trust Announces Expiration and Preliminary Results of Tender Offer

SCOTTSDALE, Ariz., January 4, 2021—Voya Prime Rate Trust (NYSE: PPR) (the “Fund”), today announced the expiration and preliminary results of the Fund’s tender offer (the “Tender Offer”) for up to 15% of its outstanding common shares (the “Shares”), or 21,576,552 Shares. The Tender Offer commenced on December 3, 2020 and expired at 5:00 p.m. Eastern Time on January 4, 2021.

Based on preliminary information, approximately 88,416,006 Shares were properly tendered. Because the Tender Offer was oversubscribed, the relative number of Shares that will be purchased from each shareholder will be prorated based on the number of Shares properly tendered. The purchase price of the properly tendered and accepted Shares will be equal to 99% of the Fund’s net asset value per share as determined as of the close of the regular trading session of the New York Stock Exchange on January 4, 2021, the day the Tender Offer expired. The Fund expects to announce the final results of the Tender Offer on or about January 6, 2021.

Questions regarding the Tender Offer may be directed to Georgeson LLC, the Information Agent for the Tender Offer, toll free at (877) 278-4775.

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation or an offer or a solicitation to buy any Shares. The offer to purchase Shares was made only pursuant to an offer on Schedule TO. Common shareholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of September 30, 2020, over $238 billion for affiliated and external institutions as well as individual investors. With more than 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018 and 2019 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180;

voyainvestments.com

CONTACT: Kris Kagel, (800) 992-0180

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